                                                                   Exhibit 99.1

FRISCO BAY INDUSTRIES LTD.
PRESS RELEASE
FOR IMMEDIATE RELEASE

                   FRISCO BAY ANNOUNCES FIRST QUARTER RESULTS
                   ------------------------------------------

Montreal, June 27, 2003 -- Frisco Bay Industries Ltd. (NASDAQ: FBAY), a leading international provider of integrated security and financial transaction processing systems, today announced its operating results for the quarter ended April 30, 2003. Revenues for the quarter at C$12,488,484 were 6% higher than revenues of C$11,727,350 recorded in the corresponding period of the previous year primarily due to increased service revenues following the acquisition of Frisco/ATMS in February 2003.

Earnings before income taxes increased 5% to C$869,942 from C$827,591 in the corresponding quarter of 2002 due to higher revenues partially offset by increased cost of services, amortization and selling, general and administrative expenses. Net earnings for the quarter totaled C$563,542, or C$0.23 (US$0.16) per share, compared to C$703,167, or C$0.30 (US$0.19) per share, in the same period last year. The reduction in net earnings was due to a higher effective income tax rate this year of 35% compared to 15% in the same period of last year.

Due to a policy initiated two years ago, recurring revenues now account for approximately 40% of the Company's total revenues. This growing base reduces the Company's risk of market fluctuations, now and in the future. Bolstering this strategy of recurring revenues will be an additional increase in EBITDA arising from the acquisition of the remaining 50% interest in the Company's ATM joint venture from its partner, which occurred during the first quarter. The increase in EBITDA from the acquisition of such 50% for the current fiscal year is expected to be C$1 million. On the product side of the business, market recognition of the Company's value added services has enabled Frisco Bay to maintain its profitability in a very competitive market place. The launch of its new state-of-the-art ERP system will allow the Company to streamline administrative processes and increase customer responsiveness. Management is well positioned to meet the challenges of an increasingly competitive market place.

Frisco Bay Industries Ltd. is an international provider of security systems and equipment for financial institutions, government agencies and major industrial corporations. The Company is also a leading ATM service provider in Canada. The Company markets its products throughout Canada, the United States and Latin America where it is recognized as an expert in integrated security solutions.

The financial information presented in this release is expressed in Canadian dollars (C$1.00 = US$0.74), unless otherwise stipulated.

Contacts:         Barry Katsof or Robert Gagnon
                  Frisco Bay Industries Ltd.
                  Tel. 514-738-7300
                  E-Mail: robertg@friscobay.com

                                                                   Exhibit 99.1

For further information on Frisco Bay visit our web site at:
http://www.friscobay.com

Statements made in this press release, other than historical financial results, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements express the current beliefs and expectations of Frisco Bay's management group about the Company's future results and performance. However, they are subject to a number of known and unknown risks that could cause actual results to differ materially from those projected or implied in forward-looking statements. These risks and uncertainties are described in detail from time to time in the Company's filings with the Securities and Exchange Commission.

                                                                   Exhibit 99.1

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT
QUARTER ENDED APRIL 30
(UNAUDITED)


In Canadian dollars                                                                2003                 2002
                                                                                      $                    $
-------------------------------------------------------------------------------------------------------------
REVENUES
Products                                                                      7,479,928            7,645,853
Services                                                                      5,008,556            4,081,497
-------------------------------------------------------------------------------------------------------------
                                                                             12,488,484           11,727,350
-------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES
Costs of products                                                             5,317,452            5,324,186
Costs of services                                                             2,911,285            2,474,785
Selling, general and administrative                                           2,864,966            2,736,012
Amortization                                                                    442,098              283,300
Interest and bank charges                                                        82,741               81,476
-------------------------------------------------------------------------------------------------------------
                                                                             11,618,542           10,899,759
-------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                    869,942              827,591
Provision for income taxes                                                      306,400              124,424

-------------------------------------------------------------------------------------------------------------
Net earnings                                                                    563,542              703,167

Deficit, beginning of period                                                 (1,637,944)          (4,778,025)
-------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                       (1,074,402)          (4,074,858)
-------------------------------------------------------------------------------------------------------------

Net earnings per share - basic                                                      0.23                 0.30
Net earnings per share - fully diluted                                              0.22                 0.29



NOTE: Certain comparative figures have been restated to conform to the current presentation.

                                                                   Exhibit 99.1

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)


                                                                                   AS AT               AS AT
In Canadian dollars                                                            APRIL 30,         JANUARY 31,
                                                                                    2003                2003
                                                                                       $                   $
--------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash - operations                                                                508,704             813,644
Cash - in circulation in automated teller machines                             4,753,770           2,176,445
Marketable securities                                                          4,568,257           3,274,104
Accounts receivable and other assets                                           9,104,314          10,485,470
Inventories                                                                    5,231,950           5,265,412
Costs and estimated earnings in excess of billings                               127,530             339,151
Future income taxes                                                              162,000             162,000
--------------------------------------------------------------------------------------------------------------

                                                                              24,456,525          22,516,226
--------------------------------------------------------------------------------------------------------------

Loans receivable, controlling shareholders                                        73,020              73,020
Capital assets                                                                 7,448,025           4,768,743
Future income taxes                                                              317,827                  --
Deferred charges                                                                 214,691             171,573
Goodwill (Note 2)                                                              3,957,843              37,642
--------------------------------------------------------------------------------------------------------------
                                                                              36,467,931          27,567,204
--------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness - operations                                                 1,516,848             105,366
Bank indebtedness - cash in circulation in ATMs (Note 3)                       4,443,310           2,175,085
Accounts payable and accrued liabilities                                       5,466,880           6,327,432
Current maturity of obligations under capital leases                             895,592             953,846
Current portion of long-term debt (Note 3)                                     3,073,747             395,833
Deferred revenue                                                               1,902,003           2,110,789
--------------------------------------------------------------------------------------------------------------

                                                                              17,298,380          12,068,351
--------------------------------------------------------------------------------------------------------------

Obligations under capital leases                                                 502,699             631,666
Long-term debt (Note 3)                                                        3,183,854                  --
Deferred revenue                                                                 376,175             433,678

SHAREHOLDERS' EQUITY
Capital stock                                                                 16,076,360          15,966,588
Contributed surplus                                                              104,865             104,865
Deficit                                                                       (1,074,402)         (1,637,944)
--------------------------------------------------------------------------------------------------------------

                                                                              15,106,823          14,433,509
--------------------------------------------------------------------------------------------------------------

                                                                              36,467,931          27,567,204
--------------------------------------------------------------------------------------------------------------


                                                                   Exhibit 99.1

FRISCO BAY INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
QUARTER ENDED APRIL 30
(UNAUDITED)


-------------------------------------------------------------------------------------------------------
In Canadian dollars                                                           2003              2002
                                                                                 $                 $
-------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net earnings (loss)                                                        563,542           703,167
Items not affecting cash:
Future income taxes                                                             --            40,000
Amortization of fixed assets                                               435,357           267,959
Amortization of deferred charges and development costs                       6,741            15,341
Loss on disposal of capital assets                                          12,399                --
-------------------------------------------------------------------------------------------------------
                                                                         1,018,039         1,026,467
Change in non-cash operating elements of working capital                   330,361          (874,446)
-------------------------------------------------------------------------------------------------------

                                                                         1,348,400           152,021
-------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Bank indebtedness                                                        1,399,256           739,242
Repayments of obligations under capital lease                             (343,063)         (278,314)
Increase in long-term debt                                               3,500,000                --
Repayments of long-term debt                                              (124,999)               --
Issue of common shares                                                     109,772             1,432
-------------------------------------------------------------------------------------------------------

                                                                          4,540,966          462,360
-------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of business (Note 2)                                        (2,227,659)                --
Marketable securities                                                     (889,560)         (324,161)
Additions to capital assets                                               (516,647)         (860,208)
Proceeds on disposal of capital assets                                      16,885                 --
-------------------------------------------------------------------------------------------------------

                                                                         (3,616,981)      (1,184,369)
-------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                              2,272,385          (569,988)
Cash, beginning of period                                                2,990,089         1,964,962
-------------------------------------------------------------------------------------------------------

Cash, end of period                                                      5,262,474         1,394,974
-------------------------------------------------------------------------------------------------------


                                                                   Exhibit 99.1

FRISCO BAY INDUSTRIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003
(UNAUDITED)


Note 1 - Basis of presentation

These unaudited consolidated financial statements follow the same accounting policies as the most recent annual financial statements.

Note 2 - Acquisition of ATMS

On February 27, 2003, the Company effectively acquired, through a series of transactions, the remaining 50% interest in ATMS/Frisco Bay and Company, Limited Partnership ("ATMS"). As consideration for the aggregate purchase price of approximately $6,400,000, the company paid $3,700,000 in cash, assumed $1,000,000 of liabilities and owes a balance of purchase price of $1,700,000 to be paid out of internally generated cash flows over the next two years. The results of the remaining 50% interest in ATMS are included commencing February 1, 2003. This acquisition was accounted for using the purchase method. The following allocation of the purchase price reflects our estimate of fair value of the assets acquired and of the liabilities assumed.


           --------------------------------------------------------------------------------
           Current assets                                                      $2,930,529
           --------------------------------------------------------------------------------
           Capital assets                                                       2,627,276
           --------------------------------------------------------------------------------
           Deferred charges                                                        49,858
           --------------------------------------------------------------------------------
           Goodwill                                                             3,838,138
           --------------------------------------------------------------------------------
           Future income taxes                                                    321,274
           --------------------------------------------------------------------------------
           Current liabilities                                                 (3,323,267)
           --------------------------------------------------------------------------------
           Deferred revenue                                                        (5,335)
           --------------------------------------------------------------------------------
           Long-term portion of capital lease obligations                         (34,370)
           --------------------------------------------------------------------------------


Note 3 - Long-term debt

On February 19, 2003, the Company obtained a $3,500,000 term bank loan, in part, to finance the acquisition referred to in Note 2 above. The loan bears an annual interest at the bank's prime rate plus 0.875%, and is repayable over three years. The Company also has the right to prepay the term loan at any time. As security for the term loan and for the Company's current credit facility, the Company has pledged a $12,500,000 moveable hypothec on accounts receivable, inventories and other moveable property. The Company has also provided an assignment of fire insurance on the Company's assets and life insurance on the Company's executives. The terms of the banking agreement require the Company to comply with certain financial ratios.

On February 24, 2003, the Company obtained a $1,500,000 credit facility from a major Canadian financial institution to provide vault cash for automated teller machines. The demand loan bears interest at the bank's prime rate plus 0.25% and is secured by a letter of credit from the Company's principal bank. The terms of the credit facility require the Company to comply with certain financial ratios.

Note 4 - Subsequent event

On June 16, 2003, the Company agreed to a US$2,187,900 private placement financing consisting of 243,100 common shares at US$9.00 per common share. The net proceeds of the financing will be used to reduce debt taken on in its recent acquisition of the remaining 50% of ATMS and to support the Company's acquisition strategy.